Exhibit 99.4

Emera Reports 2026 First Quarter Financial Results

HALIFAX, Nova Scotia – Today, May 8, 2026, Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported 2026 first quarter financial results1.

Highlights

•	Delivered a 7% increase in adjusted earnings per share[2] (“EPS”), with $1.37 in Q1 2026, compared to $1.28 in Q1 2025, and reported EPS of $1.85 compared to $1.96 in Q1 2025.
•	On track to deliver 2026 adjusted EPS[2] growth above our earnings guidance range of 5-7%[3] annualized.
•	Capital plan on track: Deployed more than $870 million of our $4.0 billion 2026 capital plan.
•	Delivered a 6% increase to operating cash flow compared to Q1 2025.
•	Emera entered into an agreement to sell its 100% interest in Grand Bahama Power Company.

“Emera delivered a solid first quarter, with important regulatory outcomes, disciplined capital deployment and record results at Emera Energy, contributing to our strong start,” said Scott Balfour, President and CEO of Emera Inc. “This performance furthers our confidence in delivering 5–7% average adjusted EPS² growth through 2030³ and positions us to exceed that range in 2026. Across our portfolio, our investments remain focused on reliability and managing cost impacts for customers.”

Q1 2026 Financial Results

Q1 2026 adjusted net income attributable to common shareholders (“adjusted net income”)2 was $415 million, or $1.37 per common share, compared to $379 million, or $1.28 per common share, in Q1 2025. The increase was primarily due to higher earnings from Emera Energy Services (“EES”), Peoples Gas Systems, Inc. (“PGS”) and Tampa Electric Company (“TEC”). These were partially offset by lower earnings from Nova Scotia Power Inc. (“NSPI”), the impact of a stronger Canadian dollar (“CAD”) and higher corporate costs.

Q1 2026 reported net income was $562 million, or $1.85 per common share, compared to net income of $583 million, or $1.96 per common share, in Q1 2025.

In Q1 2026, the translation impacts of a stronger CAD on USD denominated earnings decreased adjusted net income2 by $17 million and decreased reported net income by $30 million, compared to the same period in 2025. These impacts include the effect of FX hedges used to mitigate translation risk of USD earnings, which are included in Corporate in the Other segment.

(1)	Financial information is presented in CAD unless otherwise specified.

(2)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

(3)	Adjusted EPS growth guidance uses 2024 as base year.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2026	2025
Adjusted net income[1,2]
Florida Electric Utility	$180	$164
Canadian Electric Utilities	86	121
Gas Utilities and Infrastructure	136	120
Other Electric Utilities	8	-
Other[3]	5	(26)

Adjusted net income[1,2]	$415	$379

MTM gain, after-tax4,	147	204

Net income attributable to common shareholders	$562	$583

EPS (basic)	$1.85	$1.96

Adjusted EPS (basic)[1,2]	$1.37	$1.28

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of Mark-to-Market (“MTM”) adjustments.

3 Higher earnings, quarter-over-quarter, primarily due to higher contributions from EES and increased income tax recovery at corporate, partially offset by increased corporate OM&G and interest expense.

4 Net of income tax expense of $61 million for the three months ended March 31, 2026 (2025 - $84 million tax expense).

Consolidated Financial Review

The following table highlights significant changes in adjusted net income from 2025 to 2026.

For the millions of Canadian dollars	Three months ended March 31
Adjusted net income – 2025[1,2]	$ 379

Operating Unit Performance
Increased earnings at EES due to favourable market conditions that led to higher natural gas prices and increased volatility that created profitable opportunities	36

Increased earnings at PGS due to higher revenue from new base rates and higher off-system sales, partially offset by higher income tax expense and the impact of a stronger CAD	18
Increased earnings at TEC primarily due to higher revenue from new base rates and off-system sales, partially offset by the impact of a stronger CAD and higher depreciation	16
Decreased earnings at NSPI due to lower income tax recovery as a result of higher investment tax credits in 2025 ($16 million) and higher operating, maintenance and general expenses (“OM&G”) primarily reflecting higher storm restoration and power generation costs, and higher depreciation expense, partially offset by higher sales volumes	(36)
Corporate
Increased OM&G, pre-tax, primarily due to lower gain on the long-term incentive hedge and increased costs as a result of the New York Stock Exchange listing	(12)
Increased interest expense, pre-tax, due to increased total debt, partially offset by lower interest rates	(7)
Increased income tax recovery primarily due to an increased loss before provision for income taxes and increased deferred income tax asset valuation allowance adjustment	6
Other Variances	15
Adjusted net income – 2026[1,2]	$ 415

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest US GAAP measure.

2 Excludes the effect of MTM adjustments, net of tax.

1Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q1 2026 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of applicable US securities laws including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) with respect to Emera, including without limitation, statements about the Company’s expectations regarding future growth, including plans to target an average adjusted EPS1 growth rate of 5 to 7 per cent through 2030 and expectations to exceed that range in 2026; the Company’s capital plans being on track for 2026; the Company’s ongoing focus on reliability and managing customer cost impacts; and its plans to sell GBPC. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release is made only as of the date of thereof, and except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking information as a result of new information, future events or otherwise. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference today, Friday, May 8, 2026, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2026 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.7 million customers in the United States, Canada and the Caribbean. Our team of 7,800 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, SVP, Capital Markets

902-233-2674

dave.bezanson@emera.com

Emera Inc.

Media

Emera Corporate Communications

media@emera.com